Exhibit 99.1

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is the leading manufacturer of long steel in the Americas and a major global supplier of special steel. In Brazil, also produces flat steel and iron ore, activities that are expanding its product mix and the competitiveness of its operations. Gerdau has industrial operations in 14 countries — the Americas, Europe and Asia — with a combined installed capacity of more than 25 million tonnes of steel a year. It is also Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

Highlights in the fourth quarter of 2014

Key Information	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Steel
Production of Crude Steel (1,000 tonnes)	4,323	4,446	-2.8%	4,472	-3.3%	18,028	18,009	0.1%
Shipments (1,000 tonnes)	4,399	4,555	-3.4%	4,558	-3.5%	17,869	18,519	-3.5%
Net Sales (R$ million)	10,843	10,321	5.1%	10,706	1.3%	42,546	39,863	6.7%
EBITDA (R$ million)	1,536	1,370	12.1%	1,224	25.5%	5,126	4,784	7.1%
Adjusted EBITDA(1) (R$ million)	1,238	1,370	-9.6%	1,224	1.1%	4,828	4,784	0.9%
Net Income (R$ million)	393	492	-20.1%	262	50.0%	1,488	1,694	-12.2%
Gross margin	11.8%	13.1%		11.9%		12.1%	12.9%
EBITDA Margin	14.2%	13.3%		11.4%		12.0%	12.0%
Adjusted EBITDA Margin	11.4%	13.3%		11.4%		11.3%	12.0%
Shareholders’ equity (R$ million)	33,255	32,021		33,208		33,255	32,021
Total Assets (R$ million)	63,042	58,215		61,472		63,042	58,215
Gross debt / Total capitalization (2)	36.0%	34.0%		35.0%		36.0%	34.0%
Net debt(3) / EBITDA(4)	2.4x	2.5x		2.7x		2.4x	2.5x

(1) - Adjusted EBITDA = EBITDA CVM Instruction 527 + Impairment of assets - Gains in joint venture operations.

(2) - Total capitalization = shareholders’ equity + gross debt (principal)

(3) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(4) -  EBITDA in the last 12 months, note that, 4Q14 and fiscal year 2014 includes gains in joint venture operations.

World Steel Market

Steel Industry Production (1,000 tonnes)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Crude Steel
Brazil	8,356	8,333	0.3%	8,808	-5.1%	33,912	34,163	-0.7%
North America (except Mexico)	25,030	24,646	1.6%	26,095	-4.1%	100,943	99,227	1.7%
Latin America (except Brazil)	8,513	8,238	3.3%	7,953	7.0%	32,232	31,692	1.7%
Europe	41,528	42,262	-1.7%	40,191	3.3%	166,343	169,390	-1.8%
India	20,724	20,020	3.5%	20,939	-1.0%	83,197	81,299	2.3%
China	198,417	193,497	2.5%	204,776	-3.1%	812,804	822,000	-1.1%
Others	97,909	98,889	-1.0%	97,837	0.1%	398,148	387,356	2.8%
Total(1)	400,477	395,885	1.2%	406,599	-1.5%	1,627,579	1,625,127	0.2%

Source: worldsteel and Gerdau

(1) - Figures represent approximately 98% of global production.

•      World steel production remained stable in 2014 compared to 2013 (see table above), with China accounting for 49.9% of global production. Average capacity utilization in the world steel industry stood at 76.7% in 2014, compared to 78.4% in 2013. Production performance in the regions where Gerdau operates was as follows: in Brazil, production decreased slightly, in line with the country’s slower economic growth; in North America, the increased production was due to the ongoing economic recovery observed, in particular, in the United States; in Latin America, the increase was due to economic growth in certain countries in the region, despite the impacts observed in the commodities market in general; in Europe, the lower production was due to slower economic growth in certain countries in the region.

•      On October 06, 2014, World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in 2015, in which it estimated growth at 2.0%. The association revised downward the forecast it made in April 2014 (+3.3% in 2015), due to the slower growth expected in both emerging and developing economies. In the case of China, slower growth is expected in its steel consumption in 2015 (+0.8%), reflecting the structural transformation of its economy. On the other hand, the continued good performance of the U.S. economy should support growth in the country’s apparent consumption of 1.9% in 2015. In the European Union, apparent consumption is also expected to grow in 2015, by 2.9%. In short, apparent steel consumption in developed economies should grow by 1.7% in 2015, while developing economies are expected to grow their consumption by 2.2% in 2015.

Gerdau’s performance in the fourth quarter of 2014

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Information

Steel Production and Shipments

Consolidated (1,000 tonnes)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	4,323	4,446	-2.8%	4,472	-3.3%	18,028	18,009	0.1%
Shipments of steel	4,399	4,555	-3.4%	4,558	-3.5%	17,869	18,519	-3.5%

•      Consolidated crude steel production decreased in 4Q14 in relation to 4Q13 and 3Q14, accompanying the lower shipments in the period.

•      Consolidated shipments decreased in 4Q14 compared to 4Q13, reflecting the lower steel shipments in all business operations. Compared to 3Q14, the decrease was due to seasonality.

Consolidated Results

Net sales, cost and gross margin

Consolidated (R$ million)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales	10,843	10,321	5.1%	10,706	1.3%	42,546	39,863	6.7%
Cost of Goods Sold	(9,559)	(8,971)	6.6%	(9,430)	1.4%	(37,406)	(34,728)	7.7%
Gross profit	1,284	1,350	-4.9%	1,276	0.6%	5,140	5,135	0.1%
Gross margin (%)	11.8%	13.1%		11.9%		12.1%	12.9%

•      Consolidated net sales increased in 4Q14 compared to 4Q13, which is mainly explained by the effects from exchange variation arising from the depreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates and by the net sales growth at the North America BO. Compared to 3Q14, consolidated net sales increased, mainly reflecting the higher exports from Brazil and the higher net sales in the Latin America BO due to the effects from exchange variation.

•      On a consolidated basis, gross profit and gross margin fell in 4Q14 compared to 4Q13, due to the weaker performances of the Iron Ore and Brazil BOs, which were partially offset by the better performances of the North America and Special Steel BOs. Compared to 3Q14, the relative stability in consolidated gross profit and gross margin reflects the Company’s geographic diversification, with the better performance of the Brazil BO offsetting the reduction observed in the North America BO.

Selling, general and administrative expenses

Consolidated (R$ million)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Selling expenses	166	165	0.6%	172	-3.5%	691	659	4.9%
General and administrative expenses	515	504	2.2%	489	5.3%	2,037	1,953	4.3%
Total	681	669	1.8%	661	3.0%	2,728	2,612	4.4%
% of net sales	6.3%	6.5%		6.2%		6.4%	6.6%

•      Selling, general and administrative expenses as a ratio of net sales remained relatively stable in relation to both 4Q13 and 3Q14, demonstrating the efforts made by the Company over the course of 2014 to rationalize these expenses.

Other operating income (expenses)

Consolidated (R$ million)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Other operating income (expenses)	33	109	-69.7%	19	73.7%	88	178	-50.6%
Impairment of assets	(339)	—	—	—	—	(339)	—	—
Gains in joint ventures operations	637	—	—	—	—	637	—	—
Equity in earnings of unconsolidated companies	13	19	-31.6%	35	-62.9%	102	54	88.9%

•      The reduction in the line “other operating income (expenses)” in 4Q14 compared to 4Q13 is explained by the divestments of commercial properties in Brazil in the amount of R$ 98.6 million that were recorded in 4Q13.

•      The line “Impairment of assets” recorded in 2014 refers to the lack of expectation of utilizing certain assets in the Latin American BO identified through impairment testing.

•      The line “gain in joint ventures operations” in 4Q14 includes the sale of the 50% interest in Gallatin Steel Company on October 8, 2014.

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 142,000 tonnes in 4Q14 based on their respective equity interests, resulting in net sales of R$ 345.7 million.

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net income	393	492	-20.1%	262	50.0%	1,488	1,694	-12.2%
Net financial result	673	355	89.6%	575	17.0%	1,561	1,301	20.0%
Provision for income and social contribution taxes	(120)	(39)	207.7%	(168)	-28.6%	(150)	(241)	-37.8%
Depreciation and amortization	590	562	5.0%	555	6.3%	2,227	2,030	9.7%
EBITDA (1)	1,536	1,370	12.1%	1,224	25.5%	5,126	4,784	7.1%
EBITDA Margin	14.2%	13.3%		11.4%		12.0%	12.0%
Impairment of Assets	339	—	—	—	—	339	—	—
Gains in joint ventures operations	(637)	—	—	—	—	(637)	—	—
Adjusted EBITDA(1)	1,238	1,370	-9.6%	1,224	1.1%	4,828	4,784	0.9%
Adjusted EBITDA Margin	11.4%	13.3%		11.4%		11.3%	12.0%

(1) - Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.
The Company’s EBITDA  was calculated pursuant to Instruction 527 of the CVM, as well as EBITDA adjusted to provide more information on the cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	4th Quarter 2014	4th Quarter 2013	3rd Quarter 2014	Fiscal Year 2014	Fiscal Year 2013
EBITDA (1)	1,536	1,370	1,224	5,126	4,784
Depreciation and amortization	(590)	(562)	(555)	(2,227)	(2,030)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	946	808	669	2,899	2,754

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA Margin (%)

•      Adjusted EBITDA and adjusted EBITDA margin decreased in 4Q14 compared to 4Q13, mainly due to the weaker performances of the Iron Ore and Brazil BOs, which was partially offset by the better performances of the North America and Special Steel BOs. Compared to 3Q14, adjusted EBITDA and adjusted EBITDA margin accompanied the stability in gross profit and gross margin, due to the better performance of the Brazil BO, which offset the reduction observed in the North America BO.

Net financial result and net income

Consolidated (R$ million)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Income before financial income (expenses) and taxes (1)	946	808	17.1%	669	41.4%	2,899	2,754	5.3%
Financial Result	(673)	(355)	89.6%	(575)	17.0%	(1,561)	(1,301)	20.0%
Financial income	60	91	-34.1%	66	-9.1%	276	293	-5.8%
Financial expenses	(392)	(280)	40.0%	(346)	13.3%	(1,397)	(1,053)	32.7%
Exchange variation, net	(372)	(177)	110.2%	(308)	20.8%	(476)	(544)	-12.5%
Exchange variation on net investment hedge	(214)	(118)	81.4%	(260)	-17.7%	(328)	(323)	1.5%
Exchange variation - other lines	(158)	(59)	167.8%	(48)	229.2%	(148)	(221)	-33.0%
Gains (losses) on financial instruments, net	31	11	181.8%	13	138.5%	36	3	1100.0%
Income before taxes (1)	273	453	-39.7%	94	190.4%	1,338	1,453	-7.9%
Income and social contribution taxes	120	39	207.7%	168	-28.6%	150	241	-37.8%
On net investment hedge	214	118	81.4%	260	-17.7%	328	323	1.5%
Other lines	(94)	(79)	19.0%	(92)	2.2%	(178)	(82)	117.1%
Consolidated Net Income (1)	393	492	-20.1%	262	50.0%	1,488	1,694	-12.2%

(1) - Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      In 4Q14 compared to 4Q13, the higher negative financial result mainly reflects the higher negative exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 8.4% in 4Q14 and 5.0% in 4Q13) and the higher financial expenses resulting from the increase in gross debt in the comparison periods.

•      Compared to 3Q14, the higher negative financial result is explained mainly by the higher financial expenses of subsidiaries abroad due to exchange variation.

•      Note that, in accordance with the IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      Consolidated net income decreased in 4Q14 compared to 4Q13, mainly due to the higher negative financial result, despite the higher operating income, which includes the non-recurring events described in “Other operating revenue and expenses.” Compared to 3Q14, the increase in net income was mainly due to the higher operating income, despite the higher negative financial result.

Dividends

•      Gerdau S.A., based on the results in 4Q14, approved the prepayment of the minimum mandatory dividend of R$ 119.3 million (R$ 0.07 per share).

Payment date: March 26, 2015

Record date: close of trading on March 16, 2015

Ex-dividend date: March 17, 2015

•      In 2014, Gerdau S.A. distributed R$ 426.1 million (R$ 0.25 per share) in the form of dividends and interest on equity.

Investments

•      In 4Q14, investments in fixed assets amounted to R$  673.1 million. Of the amount invested in the quarter, 41.3% was allocated to the Brazil BO, 21.0% to the Special Steel BO, 14.4% to the North America BO, 16.8% to the Latin America BO and 6.5% to the Iron Ore BO.

•     In 2014, investments in fixed assets amounted to R$ 2.3 billion, which was inflated by the depreciation in the Brazilian real against the U.S. dollar in the closing months of the year, since most investments are linked to the dollar. The Company continued to invest in its ongoing capacity expansion and productivity improvement projects, as well as in the maintenance actions scheduled for the period.

•      Based on the investments scheduled for 2015, Gerdau plans to invest R$ 1.9 billion, considering the investments in productivity improvements and maintenance.

Working Capital and Cash Conversion Cycle

•      In December 2014, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased slightly in relation to September 2014, reflecting the growth in net sales and decline in working capital.

•      Note that the decrease in working capital of R$ 100.0 million between September and December includes the effects from exchange variation, especially on the working capital of companies abroad. Excluding this variation, the cash effect on the reduction in working capital was R$ 469.0 million.

Financial Liabilities

Debt composition (R$ million)	12.31.2014	09.30.2014	12.31.2013
Short Term	2,038	1,949	1,838
Local Currency (Brazil)	79	35	491
Foreign Currency (Brazil)	304	281	262
Companies abroad	1,655	1,633	1,085
Long Term	17,484	16,516	14,869
Local Currency (Brazil)	4,073	4,245	2,927
Foreign Currency (Brazil)	10,717	9,395	8,725
Companies abroad	2,694	2,876	3,217
Gross Debt (principal + interest)	19,522	18,465	16,707
Interest on the debt	(344)	(340)	(391)
Gross Debt (principal)	19,178	18,125	16,316
Cash, cash equivalents and short-term investments	5,849	4,671	4,222
Net Debt(1)	13,329	13,454	12,094

(1) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On December 31, 2014, the composition of gross debt (principal) was 8.8% short term and 91.2% long term. The foreign currency exposure of gross debt (principal + interest) stood at 78.7% on December 31, 2014. The R$ 1.1 billion increase in gross debt between September and December 2014 was due to the effect of exchange variation in the period. Excluding this effect, gross debt would have decreased by R$ 412 million.

•      The increase in the cash position of R$ 1.2 billion between September and December 2014 is mainly explained by the recording of the proceeds from the divestment of Gallatin Steel Company. On December 31, 2014, 40.7% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The slight decrease in net debt on December 31, 2014 compared to September 30, 2014 was due to the growth in the cash position more than offsetting the growth in gross debt.

•      On December 31, 2014, the nominal weighted average cost of gross debt (principal) was 6.5%, or 9.4% for the portion denominated in Brazilian real, 5.9% plus foreign exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.9% for the portion contracted by subsidiaries abroad. On December 31, 2014, the average gross debt term was 7.1 years.

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2014	09.30.2014	12.31.2013
Gross debt / Total capitalization (1)	36%	35%	34%
Net debt(2) / EBITDA (3)	2.4x	2.7x	2.5x
EBITDA (3) / Net financial expenses (3)	5.1x	5.2x	6.3x

(1) - Total capitalization = shareholders’ equity + gross debt (principal)

(2) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) -  EBITDA in the last 12 months.

Note: EBITDA in the last 12 months, note that, 4Q14 and fiscal year 2014 includes gains in joint venture operations.

Indebtedness

(R$ billion)

•      On December 31, 2014, the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
1st quarter of 2015	466
2nd quarter of 2015	288
3rd quarter of 2015	794
4th quarter of 2015	146
Total	1,694

Long Term	R$ million
2016	893
2017	3,152
2018	755
2019 and after	12,684
Total	17,484

Subsequent Events

Share Buyback

•      On January 19, 2015, Gerdau S.A. announced a buyback program involving up to 30,000,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB), representing in aggregate approximately 3.4% of the preferred shares comprising the free-float, which on December 31, 2014 totaled 875,443,630 shares, for the purposes of: (i) meeting the needs of the Long Term Incentive Programs of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancelling; or (iv) subsequent sale in the market. The program will have a maximum term of three months, from January 19, 2015 to April 17, 2015, inclusive.

Business Operations (BO)

The information in this report is divided into five Business Operations (BO), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BO — includes the steel operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America BO — includes all North American operations, except Mexico and special steel;

•      Latin America BO — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel BO — includes the special steel operations in Brazil, Spain, United States and India.

•      Iron Ore BO — includes the iron ore operations in Brazil.

Net sales

EBITDA and EBITDA Margin

Brazil BO

Production and shipments

Brazil BO (1,000 tonnes)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	1,619	1,691	-4.3%	1,603	1.0%	6,458	6,963	-7.3%
Shipments of steel	1,738	1,792	-3.0%	1,660	4.7%	6,583	7,281	-9.6%
Domestic Market	1,357	1,416	-4.2%	1,369	-0.9%	5,540	5,883	-5.8%
Exports	381	376	1.3%	291	30.9%	1,043	1,398	-25.4%

•      Crude steel production decreased in 4Q14 compared to 4Q13, mainly due to the lower shipments in the period. Compared to 3Q14, production increased slightly, due to the higher exports in the period.

•      Steel shipments decreased in 4Q14 compared to 4Q13, due to weaker demand caused by slower growth in the construction and manufacturing industries in Brazil, reflecting the country’s weak GDP growth. Compared to 3Q14, shipments registered growth due to higher exports, driven by improvement in the international market for semi-finished products.

Operating result

Brazil BO	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	3,634	3,747	-3.0%	3,559	2.1%	14,294	14,837	-3.7%
Domestic Market	3,039	3,175	-4.3%	3,131	-2.9%	12,635	12,863	-1.8%
Exports(1)	595	572	4.0%	428	39.0%	1,659	1,974	-16.0%
Cost of Goods Sold (R$ million)	(2,915)	(2,982)	-2.2%	(2,967)	-1.8%	(11,641)	(11,884)	-2.0%
Gross profit (R$ million)	719	765	-6.0%	592	21.5%	2,653	2,953	-10.2%
Gross margin (%)	19.8%	20.4%		16.6%		18.6%	19.9%
EBITDA (R$ million)	738	848	-13.0%	587	25.7%	2,654	2,978	-10.9%
EBITDA margin (%)	20.3%	22.6%		16.5%		18.6%	20.1%

(1) - Includes coking coal and coke net sales.

•      The lower net sales in 4Q14 compared to 4Q13 was mainly due to the lower shipments in the domestic market. Compared to 3Q14, the increase in net sales was mainly due to higher exports in the period, despite the less favorable sales mix in the domestic market.

•     Cost of goods sold decreased in 4Q14 compared to 4Q13, accompanying the lower shipments in the period. The decrease in net sales to a greater degree than the decrease in cost of goods sold led to a slight reduction in gross margin in the period. Compared to 3Q14, the increase in gross margin is explained by the greater dilution of fixed costs resulting from higher exports and lower production costs at the Ouro Branco unit.

•      EBITDA decreased in 4Q14 compared to 4Q13, which reflects the recording in 4Q13 of the proceeds from property divestments in the amount of R$98.6 million. Excluding this effect, EBITDA margin remained relatively stable in the comparison period. Compared to 3Q14, the performance of EBITDA margin accompanied the performance of gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BO

Production and shipments

North America BO (1,000 tonnes)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	1,509	1,549	-2.6%	1,705	-11.5%	6,649	6,121	8.6%
Shipments of steel	1,402	1,476	-5.0%	1,648	-14.9%	6,154	6,145	0.1%

•      Production decreased in 4Q14 compared to 4Q13 and 3Q14, mainly due to the lower shipments and efforts to optimize inventories.

•      Shipments decreased in 4Q14 compared to 4Q13, due to greater pressure from imported products in the region. Compared to 3Q14, shipments decreased due to seasonality.

Operating result

North America BO	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	3,516	3,102	13.3%	3,694	-4.8%	14,049	12,562	11.8%
Cost of Goods Sold (R$ million)	(3,284)	(2,964)	10.8%	(3,346)	-1.9%	(13,093)	(11,919)	9.8%
Gross profit (R$ million)	232	138	68.1%	348	-33.3%	956	643	48.7%
Gross margin (%)	6.6%	4.4%		9.4%		6.8%	5.1%
EBITDA (R$ million)(1)	199	139	43.2%	337	-40.9%	888	575	54.4%
EBITDA margin (%)(1)	5.7%	4.5%		9.1%		6.3%	4.6%

(1) Adjusted EBITDA and adjusted EBITDA margin in the 4Q14 and 2014 (does not include gains in joitn venture operations).

•      Net sales increased in 4Q14 compared to 4Q13, mainly due to the increase in net sales per tonne sold in U.S. dollar and the effect from exchange variation (11.7% depreciation in the average price of the Brazilian real against the U.S. dollar), despite the lower shipments. Compared to 3Q14, net sales decreased, due to the lower shipments, which were partially offset by the exchange variation in the period (11.8% depreciation in the average price of the Brazilian real against the U.S. dollar).

•      The increase in net sales at a higher pace than the increase in cost of goods sold supported gross margin expansion in 4Q14 compared to 4Q13. Compared to 3Q14, the decrease in gross margin was due to lower shipments and the resulting lower dilution of fixed costs.

•      The higher EBITDA recorded in 4Q14 compared to 4Q13 is explained by the increase in gross profit, which supported EBITDA margin expansion. Compared to 3Q14, the lower gross profit led to reductions in EBITDA and EBITDA margin. Note that the result of this operation in 4Q14 does not include the equity in earnings from Gallatin Steel Company, due to the divestment of this asset on October 8, 2014.

EBITDA (R$ million) and EBITDA Margin (%)

Latin America BO

Production and shipments

Latin America BO (1,000 tonnes)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	384	426	-9.9%	386	-0.5%	1,614	1,726	-6.5%
Shipments of steel	664	715	-7.1%	647	2.6%	2,623	2,807	-6.6%

•      Production and shipments decreased in 4Q14 compared to 4Q13, due to the growth in imports and slower economic growth in the region.

Operating result

Latin America BO	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	1,541	1,464	5.3%	1,428	7.9%	5,670	5,366	5.7%
Cost of Goods Sold (R$ million)	(1,377)	(1,295)	6.3%	(1,277)	7.8%	(5,023)	(4,801)	4.6%
Gross profit (R$ million)	164	169	-3.0%	151	8.6%	647	565	14.5%
Gross margin (%)	10.6%	11.5%		10.6%		11.4%	10.5%
EBITDA (R$ million)(1)	109	136	-19.9%	109	0.0%	470	428	9.8%
EBITDA margin (%)(1)	7.1%	9.3%		7.6%		8.3%	8.0%

(1) Adjusted EBITDA and adjusted EBITDA margin in 4T14 and 2014 (does not include the impairment of assets).

•      Net sales increased in 4Q14 compared to 4Q13, which is explained by the exchange variation impact resulting from the depreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates, despite the reduction in shipments. Compared to 3Q14, the increase in net sales was due to the exchange variation and higher shipments in 4Q14.

•      Cost of goods sold increased in 4Q14 compared to 4Q13 due to the effects of exchange variation, despite the lower shipments. Compared to 3Q14, cost of goods sold increased, driven by the effects of exchange variation and the higher shipments in 4Q14. In 4Q14, gross margin remained relatively stable in relation to both 4Q13 and 3Q14 due to the proportionate increases in net sales and cost of goods sold in the comparison periods.

•      EBITDA decreased in 4Q14 compared to 4Q13 due to the non-recurring increase in operating expenses, which also impacted EBITDA margin in the period. Compared to 3Q14, EBITDA in nominal terms remained stable.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BO

Production and shipments

Special Steel BO (1,000 tonnes)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	811	780	4.0%	778	4.2%	3,307	3,199	3.4%
Shipments of steel	677	711	-4.8%	710	-4.6%	2,894	2,857	1.3%

•      The increase in crude steel production in 4Q14 compared to 4Q13 was driven by higher production at the units in Spain and the United States, where demand from the automotive industry has been improving. Compared to 3Q14, the increase in production occurred mainly at the units in Spain due to seasonality (summer vacation).

•      Shipments decreased in 4Q14 compared to both 4Q13 and 3Q14, due to weaker demand in Brazil.

Operating result

Special Steel BO	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	2,104	2,044	2.9%	2,095	0.4%	8,644	8,023	7.7%
Cost of Goods Sold (R$ million)	(1,911)	(1,911)	0.0%	(1,921)	-0.5%	(7,922)	(7,309)	8.4%
Gross profit (R$ million)	193	133	45.1%	174	10.9%	722	714	1.1%
Gross margin (%)	9.2%	6.5%		8.3%		8.4%	8.9%
EBITDA (R$ million)	254	205	23.9%	231	10.0%	918	909	1.0%
EBITDA margin (%)	12.1%	10.0%		11.0%		10.6%	11.3%

•      Net sales in 4Q14 compared to 4Q13 and 3Q14 did not accompany the decline in shipments in the comparison periods, due to the effects of exchange variation on shipments at the units abroad and the increase in net sales per tonne sold at the units in Brazil.

•      Cost of goods sold remained stable in 4Q14 compared to 4Q13 and 3Q14, despite the lower shipments in the comparison periods, due to the effects of exchange variation on the Special Steel operations abroad. The growth in net sales outpacing the increase in cost of goods sold supported gross margin expansion in 4Q14 compared to 4Q13 and 3Q14.

•      EBITDA growth in 4Q14 compared to 4Q13 and 3Q14 was driven by the growth in gross profit, which supported EBITDA margin expansion.

EBITDA (R$ million) and EBITDA Margin (%)

Iron Ore BO

Production and shipments

Iron Ore BO (1,000 tonnes)	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production	1,681	1,842	-8.7%	2,219	-24.2%	7,623	5,586	36.5%
Shipments	2,254	2,139	5.4%	1,981	13.8%	7,971	5,017	58.9%
Gerdau units	1,281	1,088	17.7%	1,289	-0.6%	4,404	3,775	16.7%
Third parties	973	1,051	-7.4%	692	40.6%	3,567	1,242	187.2%

•      Production decreased in 4Q14 compared to 4Q13 and 3Q14, due to the operation’s adjustment to the low international iron ore prices.

•      Shipments increased in 4Q14 compared to 4Q13, due to the higher volumes shipped to the Ouro Branco unit. Compared to 3Q14, despite the challenging scenario, shipments increased due to the shipments to third parties already scheduled for the period.

Operating result

Iron Ore BO	4th Quarter 2014	4th Quarter 2013	Variation 4Q14/4Q13	3rd Quarter 2014	Variation 4Q14/3Q14	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	205	374	-45.2%	207	-1.0%	945	704	34.2%
Gerdau units	80	133	-39.8%	107	-25.2%	412	430	-4.2%
Third parties	125	241	-48.1%	100	25.0%	533	274	94.5%
Cost of Goods Sold (R$ million)	(228)	(233)	-2.1%	(198)	15.2%	(788)	(442)	78.3%
Gross profit (R$ million)	(23)	141	—	9	—	157	262	-40.1%
Gross margin (%)	-11.2%	37.7%		4.3%		16.6%	37.2%
EBITDA (R$ million)	(24)	141	—	10	—	161	250	-35.6%
EBITDA margin (%)	-11.7%	37.7%		4.8%		17.0%	35.5%

•      The decrease in net sales in 4Q14 compared to 4Q13, is explained by the lower prices practiced in international markets.

•      Cost of goods sold decreased in 4Q14 compared to 4Q13 due to the lower share in total shipments of shipments to third parties. Even so, the decrease in logistics costs did not accompany the decrease in international iron ore prices, leading to a reduction in gross margin. Compared to 3Q14, the increase in cost of goods sold is explained by higher shipments to third parties, leading to a reduction in gross margin.

•      EBITDA decreased in 4Q14 compared to 4Q13 and 3Q14, accompanying the performance of gross profit.

EBITDA (R$ million) and EBITDA Margin (%)

Corporate Governance

Corporate Sustainability Index (ISE)

•      Gerdau S.A. and Metalúrgica Gerdau S.A. were selected for the ninth consecutive time as components of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa). The index composition is valid from January 5, 2015 to January 2, 2016.

Apimec Meeting

•      In November 2014, Gerdau held Apimec meetings in São Paulo and Brasília in which approximately 150 people participated.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2014 and 2013

In thousands of Brazilian reais (R$)

	2014	2013
CURRENT ASSETS
Cash and cash equivalents	3,049,971	2,099,224
Short-term investments
Held for Trading	2,798,834	2,123,168
Trade accounts receivable - net	4,438,676	4,078,806
Inventories	8,866,888	8,499,691
Tax credits	686,958	716,806
Income and social contribution taxes recoverable	468,309	367,963
Unrealized gains on financial instruments	41,751	319
Other current assets	331,352	291,245
	20,682,739	18,177,222

NON-CURRENT ASSETS
Tax credits	78,412	103,469
Deferred income taxes	2,567,189	2,056,445
Related parties	80,920	87,159
Judicial deposits	1,430,865	1,155,407
Other non-current assets	375,732	220,085
Prepaid pension cost	196,799	555,184
Investments in associates and jointly-controlled entities	1,394,383	1,590,031
Goodwill	12,556,404	11,353,045
Other Intangibles	1,547,098	1,497,919
Property, plant and equipment, net	22,131,789	21,419,074
	42,359,591	40,037,818

TOTAL ASSETS	63,042,330	58,215,040

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2014 and 2013

In thousands of Brazilian reais (R$)

	2014	2013
CURRENT LIABILITIES
Trade accounts payable	3,236,356	3,271,419
Short-term debt	2,037,869	1,810,783
Debentures	—	27,584
Taxes payable	405,490	473,773
Income and social contribution taxes payable	388,920	177,434
Payroll and related liabilities	668,699	655,962
Dividends payable	119,318	119,455
Employee benefits	34,218	50,036
Environmental liabilities	23,025	15,149
Unrealized losses on financial instruments	—	274
Other current liabilities	858,901	634,761
	7,772,796	7,236,630

NON-CURRENT LIABILITIES
Long-term debt	17,148,580	14,481,497
Debentures	335,036	386,911
Related parties	—	43
Deferred income taxes	944,546	1,187,252
Unrealized losses on financial instruments	8,999	3,009
Provision for tax, civil and labor liabilities	1,576,355	1,294,598
Environmental liabilities	93,396	90,514
Employee benefits	1,272,631	942,319
Other non-current liabilities	635,457	571,510
	22,015,000	18,957,653

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(233,142)	(238,971)
Capital reserves	11,597	11,597
Retained earnings	11,366,957	10,472,752
Operations with non-controlling interests	(1,732,962)	(1,732,962)
Other reserves	3,539,188	2,577,482
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	32,200,819	30,339,079

NON-CONTROLLING INTERESTS	1,053,715	1,681,678

EQUITY	33,254,534	32,020,757

TOTAL LIABILITIES AND EQUITY	63,042,330	58,215,040

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the Year ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

NET SALES	10,843,796	10,320,997	42,546,339	39,863,037

Cost of sales	(9,559,065)	(8,971,343)	(37,406,328)	(34,728,460)

GROSS PROFIT	1,284,731	1,349,654	5,140,011	5,134,577

Selling expenses	(165,684)	(165,240)	(691,021)	(658,862)
General and administrative expenses	(515,381)	(504,020)	(2,036,926)	(1,953,014)
Other operating income	85,872	172,704	238,435	318,256
Other operating expenses	(53,285)	(64,162)	(150,542)	(140,535)
Impairment of assets	(339,374)	—	(339,374)	—
Gains in Joint ventures operations	636,528	—	636,528	—
Equity in earnings of unconsolidated companies	13,024	19,337	101,875	54,001

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	946,431	808,273	2,898,986	2,754,423

Financial income	59,486	90,610	276,249	292,910
Financial expenses	(392,296)	(279,890)	(1,397,375)	(1,053,385)
Exchange variations, net	(371,942)	(176,619)	(476,367)	(544,156)
Gain and losses on financial instruments, net	30,958	10,537	36,491	2,854

INCOME BEFORE TAXES	272,637	452,911	1,337,984	1,452,646

Income and social contribution taxes
Current	(246,238)	(67,913)	(571,926)	(318,422)
Deferred	366,594	106,609	722,315	559,478

NET INCOME	392,993	491,607	1,488,373	1,693,702

ATTRIBUTABLE TO:
Owners of the parent	396,972	450,094	1,402,873	1,583,731
Non-controlling interests	(3,979)	41,513	85,500	109,971
	392,993	491,607	1,488,373	1,693,702

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

In thousands of Brazilian reais (R$)

	2014	2013

Cash flows from operating activities
Net income for the year	1,488,373	1,693,702
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,227,396	2,029,507
Impairment of Assets	339,374	—
Equity in earnings of unconsolidated companies	(101,875)	(54,001)
Exchange variation, net	476,367	544,156
(Gains) Losses on financial instruments, net	(36,491)	(2,854)
Post-employment benefits	200,699	95,514
Stock based remuneration	39,614	38,223
Income tax	(150,389)	(241,056)
(Gains) Losses on disposal of property, plant and equipment and investments	(48,639)	(133,593)
Gains in Joint ventures operations	(636,528)	—
Allowance for doubtful accounts	49,890	47,345
Provision for tax, labor and civil claims	281,876	205,167
Interest income on investments	(144,723)	(135,040)
Interest expense on loans	1,178,034	901,273
Interest on loans with related parties	(2,743)	(1,573)
Provision for net realisable value adjustment in inventory	63,440	56,752
Release of allowance for inventory against cost upon sale of the inventory	(69,502)	(61,453)
	5,154,173	4,982,069
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(36,468)	(23,790)
(Increase) Decrease in inventories	(173,191)	1,018,398
Decrease in trade accounts payable	(251,911)	(128,942)
(Increase) Decrease in other receivables	(701,550)	120,645
Increase (Decrease) in other payables	280,187	162,863
Dividends from jointly-controlled entities	95,600	63,073
Purchases of trading securities	(3,028,974)	(3,360,144)
Proceeds from maturities and sales of trading securities	2,544,895	2,481,935
Cash provided by operating activities	3,882,761	5,316,107

Interest paid on loans and financing	(859,821)	(810,362)
Income and social contribution taxes paid	(452,079)	(407,333)
Net cash provided by operating activities	2,570,861	4,098,412

Cash flows from investing activities
Additions to property, plant and equipment	(2,266,702)	(2,598,265)
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,067,938	237,203
Additions to other intangibles	(141,956)	(158,395)
Advance for capital increase in jointly-controlled entity	—	(77,103)
Cash and cash equivalents consolidated in business combinations	—	—
Payment for business acquisitions, net of cash of acquired entities	—	(55,622)
Increase in controlling interest in associated companies	—	(51,383)
Net cash used in investing activities	(1,340,720)	(2,703,565)

Cash flows from financing activities
(Reduction) Increase of capital by non-controlling interests	(550,000)	383,788
Purchase of treasury shares	—	—
Proceeds from exercise of shares	5,483	35,465
Dividends and interest on capital paid	(455,139)	(426,988)
Proceeds from loans and financing	2,771,048	5,011,654
Repayment of loans and financing	(2,173,555)	(5,223,100)
Intercompany loans, net	8,939	46,933
Increase in controlling interest in subsidiaries	(130,199)	(33,090)
Put-Options on non-controlling interest	—	(599,195)
Net cash used in financing activities	(523,423)	(804,533)

Exchange variation on cash and cash equivalents	244,029	71,675

Increase (Decrease) in cash and cash equivalents	950,747	661,989
Cash and cash equivalents at beginning of year	2,099,224	1,437,235
Cash and cash equivalents at end of year	3,049,971	2,099,224